Filed Pursuant to Rule 433

Registration Statement No. 333-140537

Pricing Term Sheet

Rite Aid Corporation

$150,000,000 8.5% Convertible Notes due 2015

This term sheet to the preliminary prospectus supplement dated May 21, 2008 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the notes.  The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Rite Aid Corporation

Size:	$150,000,000 ($158,000,000 including over-allotment option)

Maturity:	May 15, 2015

Coupon:	8.5%

Price to public:	100% of face amount, plus accrued interest, if any, from May 29, 2008

Underwriting discount:	3.0%

Net proceeds to issuer:	$144,500,000 (after deducting underwriting discounts and estimated net offering expenses) assuming no exercise of the over-allotment option

Interest payment dates:	May 15 and November 15, commencing November 15, 2008

Conversion rate:	386.3614 shares per $1,000 principal amount of notes (equivalent to a conversion price of approximately $2.59 per share)

Conversion premium:	Approximately 27.5%

Last reported sale price (May 22, 2008):	$2.03

Pricing Date/Closing Date:	May 22, 2008/ May 29, 2008

Underwriter:	Citi

Adjustment to Conversion Rate upon Certain Fundamental Changes - If holder elects to convert notes in connection with a make-whole fundamental change, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares of our common stock, as described below.

The following table sets forth the stock price and increase in the conversion rate, expressed as a number of additional shares to be added to the conversion rate:

	Stock Price
Effective Date	$2.03	$2.25	$2.50	$2.75	$3.00	$3.25	$3.50	$3.75	$4.00	$5.00	$6.00	$7.00	$8.00	$10.00
May 29, 2008	106.2493	103.9488	85.7266	71.4222	59.9772	50.6746	43.0134	36.6351	31.2753	16.6940	8.5991	3.9193	1.2409	0.0000
May 15, 2009	106.2493	103.7066	85.2054	70.7604	59.2582	49.9503	42.3151	35.9807	30.6746	16.3252	8.4216	3.8744	1.2531	0.0000
May 15, 2010	106.2493	102.1626	83.3710	68.8171	57.3156	48.0712	40.5357	34.3196	29.1396	15.2722	7.7411	3.4557	1.0174	0.0000
May 15, 2011	106.2493	99.6346	80.4362	65.7484	54.2746	45.1521	37.7906	31.7735	26.8016	13.7076	6.7562	2.8687	0.7088	0.0000
May 15, 2012	106.2493	95.3532	75.5526	60.6971	49.3149	40.4327	33.3906	27.7290	23.1216	11.3390	5.3256	2.0511	0.3167	0.0000
May 15, 2013	106.2493	87.8617	67.0202	51.9073	40.7402	32.3429	25.9240	20.9420	17.0198	7.6070	3.1754	0.8710	0.0000	0.0000
May 15, 2014	106.2493	75.0323	51.6754	35.8706	25.1606	17.8795	12.8968	9.4572	7.0481	2.4308	0.6831	0.0000	0.0000	0.0000
May 15, 2015	106.2493	58.0830	13.6386	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth on the table, in which case:

(1)                                  if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365 day year;

(2)                                  if the stock price is greater than $10.00 per share (subject to adjustment as described above), no increase will be made to the conversion rate; and

(3)                                  if the stock price is less than $2.03 per share (subject to adjustment as described above), no increase will be made to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of additional shares added to the conversion rate exceed 106.2493 per $1,000 principal amount of notes, subject to adjustment as described above.

Our obligation to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we or the underwriter will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.